Peak Strategic Partner's Shanghai Branch Becomes Jinxiaoer Service Center

Montreal, Quebec--(Newsfile Corp. - March 12, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that the Shanghai branch of Jiu Dong Ltd. ("Jiu Dong"), the Company's strategic partner and minority owner of its Asia Synergy Financial Capital ("ASFC") subsidiary, has officially become a Jinxiaoer Service Center.

Peak recently acquired the Jinxiaoer loan brokerage platform partly because of Jinxiaoer's established relationships with loan brokers and their affiliated sales reps in cities across China. Peak plans to integrate Jinxiaoer to the Company's Cubeler Lending Hub commercial loan platform and convert many of the Jinxiaoer loan broker partners into Jinxiaoer Service Centers. While the Jinxiaoer platform will provide the technological means for loan sales reps to submit a steady stream of loan leads to the Lending Hub ecosystem, the Jinxiaoer Service Centers will give Peak the physical presence it needs to expand its services to new cities and further establish itself in the Chinese commercial credit space.

Jiu Dong operates as a loan broker in Wuxi, Changzhou and Shanghai. The Shanghai branch counts approximately 40 affiliated sales reps dedicated to helping consumers and small business owners obtain loans that are secured by their vehicles. The use of vehicles as loan collateral has exploded in China over the past few years and today represents one of the most popular ways used by Chinese lenders to secure both consumer and small business loans. Jiu Dong thus becomes the first Jinxiaoer Service Center in Shanghai dedicated to facilitating loans secured by vehicles.

Change to Peak Board of Directors

Peak also announced that Mr. Laval Bolduc, who retired in 2017 after serving as the Company's CFO for six years but continued to serve as a Director and part-time managing consultant of Peak, has stepped aside from those role as of February 29, 2020 to focus on his retirement. The Company would like to thank Mr. Bolduc for his dedication and valuable contributions over the years that have helped make Peak the company it is today and wish him the very best in his retirement years and future endeavors. Peak intends to appoint Mr. Bolduc's replacement on its Board of Directors at the Company's next Annual General Meeting of shareholders.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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